May 9, 2014

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:      The Macerich Company

Form 10-K for the year ended December 31, 2013

Filed on February 21, 2014

File No. 001-12504

Dear Mr. Woody:

We are writing in response to your letter dated April 28, 2014, setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission on the Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”) of The Macerich Company (the “Company”).  For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 4 – Investments in Unconsolidated Joint Ventures, pages 78 – 84

1.            We note that in prior years you identified Pacific Premier Retail LP as being significant to warrant the inclusion of separate stand-alone financial statements pursuant to Rule 3-09 of Regulation S-X.  Based on the equity in net income recognized by you from Pacific Premier Retail LP it appears that it remains significant for the year ended December 31, 2013.  Please clarify how you have complied with Rule 3-09 of Regulation S-X.

The Company determined Pacific Premier Retail LP (“PPRLP”) was not significant as defined in Rule 3-09 of Regulation S-X during the three year period ended December 31, 2013.  The stand-alone financial statements for PPRLP were included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) as PPRLP was significant for the year ended December 31, 2010.  While not required, the Company elected to include audited financial statements of PPRLP for 2012 and 2011 in lieu of unaudited financial statements in the 2012 10-K.  During the year ended December 31, 2013, PPRLP sold Redmond Town Center-Office, Kitsap Mall and Redmond Town Center (See Note 4 – Investments in Unconsolidated Joint Ventures of the Company’s Consolidated Financial Statements in the 2013 10-K).

Mr. Kevin Woody

Securities and Exchange Commission

May 9, 2014

Accordingly, PPRLP classified the results of these dispositions as discontinued operations in its stand-alone financial statements as follows (dollars in thousands):

	For the years ended December 31,
Revenues:	2013	2012	2011
Minimum rents	$103,957	$100,848	$98,772
Percentage rents	4,019	4,202	4,132
Tenant recoveries	46,939	45,881	44,508
Other	5,357	4,605	4,187
Total revenues	160,272	155,536	151,599
Expenses:
Shopping center and operating expenses	45,152	44,876	45,445
Interest expense	43,445	47,796	45,737
Depreciation and amortization	34,599	32,691	31,535
Total expenses	123,196	125,363	122,717
Income from continuing operations	37,076	30,173	28,882
Discontinued operations:
Gain on sale of assets	182,754	90	-
Income from discontinued operations	7,926	15,012	19,424
Total income from discontinued operations	190,680	15,102	19,424
Net income	$227,756	$45,275	$48,306

Company’s equity from net income:
Continuing operations	$15,954	$15,345	$14,689
Discontinued operations	94,844	7,681	9,879
Total Company’s equity in net income	$110,798	$23,026	$24,568

The Company did not separately present income from continuing and discontinued operations in the Combined and Condensed Statements of Operations of  Unconsolidated Joint Ventures in Note 4 of the 2013 10-K. In accordance with Rule 1-02(w) of Regulation S-X, the computation of the numerator in the calculation of significance is based on the registrant’s proportionate share of the pre-tax income from continuing operations reflected in the separate financial statements of the investee.  Accordingly, the Company used its proportionate share of PPRLP’s income from continuing operations in the numerator.  For purposes of calculating the denominator, in accordance with Rule 1-02(w) of Regulation S-X, the Company used its average income from continuing operations for the past five years since income from continuing operations for 2013 was more than 10% less than the five year average income.

Mr. Kevin Woody

Securities and Exchange Commission

May 9, 2014

The following table sets forth the Company’s significance test for PPRLP in accordance with Rule 3-09 of Regulation S-X for the year ended December 31, 2013:

The Macerich Company (“Registrant”) Test of Significant Subsidiaries (Rule 3-09 of Regulation S-X) December 31, 2013

(Dollars in thousands)

Registrant
		Adjustments
	Income from	for Discontinued Operations, Income Taxes and	Adjusted Income from
	Continuing	Noncontrolling	Continuing
For the Years Ended December 31	Operations	Interests	Operations
2013	$159,023	$(99,937)	$59,086
2012	$303,166	$(35,173)	$267,993
2011	$239,442	$(32,364)	$207,078
2010	$29,191	$(19,573)	$9,618
2009	$201,786	$(36,005)	$165,781

5-Year Average			$141,911

Current Year compared to 5-Year Average			41.6%

Income used for Registrant (1)			$141,911

Subsidiary - PPRLP

Investment Test
Total Investment in Subsidiary	$(59,632)
Total Assets - Registrant	$9,075,250
	-1%
Income Test
Pre-tax income - Subsidiary pro rata	$15,954
Pre-tax income - Registrant	$141,911
	11%

(1)         In accordance with Rule 1-02(w) of Regulation S-X, the denominator in the pretax income test may be replaced by the registrant’s average pretax income over the last five fiscal years when the registrant’s current year pretax income is at least 10% lower than that average.

Mr. Kevin Woody

Securities and Exchange Commission

May 9, 2014

As provided above, PPRLP’s income from continuing operations was below 20% of the Company’s income from continuing operations for the year ended December 31, 2013.  Accordingly, separate stand-alone financial statements of PPRLP were not required to be filed in the 2013 10-K.

In making this response, the Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern

Thomas E. O’Hern

Senior Executive Vice President, Chief Financial

Officer and Treasurer